July 25, 2011
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
 Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Managing Executive Officer &
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

 Statement on News Report about Financial Results

This is to give notice that the July 23, 2011 news report on our financial results was not based on information disclosed by Advantest Corporation. Our results for the first quarter ended June 30, 2011, will be announced at 3pm on July 27 Tokyo time.